11021252

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 03 2011
Washington, DC
110

SEC FILE NUMBER
8- 00071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richards, Merrill & Peterson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Skywalk, U.S. Bank Building
(No. and Street)

Spokane, WA 99201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tom McDonald 509-624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800	Spokane,	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W 3/16

W 3/23

OATH OR AFFIRMATION

I, John Larson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richards, Merrill & Peterson, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

AMMIE J. ELLINGSON
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES
DECEMBER 9, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~XXXXXXXXXXXXXXXXXX~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (O) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

We have audited the accompanying statements of financial condition of Richards, Merrill & Peterson, Inc. as of December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Richards, Merrill & Peterson, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richards, Merrill & Peterson, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information presented on pages 10 through 12 contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
February 25, 2011

ASSETS

	December 31, 2010
Cash	$ 995,722
Cash segregated under federal regulations	88,718
Clearing deposits	87,110
Furniture and equipment, at cost, less accumulated depreciation of $195,939	24,118
Prepaid expenses	27,058
Federal income taxes receivable	8,379
TOTAL ASSETS	$ 1,231,105

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to customers	$ 46,426
Accounts payable and accrued liabilities	27,080
Dividend and interest payable	6,934
Deferred income taxes	4,488
Total liabilities	84,928
STOCKHOLDERS' EQUITY	
Common stock $1 par value; 50,000 shares authorized; 1,021 shares issued and outstanding	1,021
Additional paid-in capital	120,339
Accumulated retained earnings	1,024,817
Total stockholders' equity	1,146,177
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,231,105

See accompanying notes.

	Year Ended December 31, 2010
REVENUES	
Commission income	$ 1,885,397
Fee income	429,790
Trading gains	52
	2,315,239
EXPENSES	
Commissions	1,002,855
Employee compensation	527,389
Service provider charges	180,495
Professional services	121,977
Occupancy	92,709
Sales expenses	66,219
Communications	62,339
Subscriptions	54,496
Taxes other than income taxes	45,178
Regulatory fees	27,978
Quotation services	26,411
Other operating expenses	65,878
	2,273,924
Income from operations	41,315
OTHER INCOME	
Interest and dividends earned	4,649
Other	16,209
	20,858
Income before income tax	62,173
Income tax expense	
Current	19,768
Deferred	871
	20,639
NET INCOME	$ 41,534

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2009	$ 1,021	$ 120,339	$ 1,017,615	$ 1,138,975
Net income	-	-	41,534	41,534
Dividends paid to shareholders	-	-	(34,332)	(34,332)
Balance, December 31, 2010	$ 1,021	$ 120,339	$ 1,024,817	$ 1,146,177

See accompanying notes.

		Year Ended December 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	41,534
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash segregated under federal regulations		(58,740)
Depreciation		12,918
Loss on disposal of furniture and equipment		1,718
Change in assets and liabilities		
Clearing deposits		(87,110)
Receivable from customers		17,174
Prepaid expenses		5,691
Federal income taxes receivable		(15,708)
Payable to customers		45,157
Deferred federal income taxes, net		871
Dividends and interest payable		3,416
Accounts payable and accrued liabilities		8,009
Net cash provided by operating activities		(25,070)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of furniture and equipment		(15,270)
Net cash used by investing activities		(15,270)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to shareholders		(34,332)
Net cash used by investing activities		(34,332)
NET CHANGE IN CASH		(74,672)
Cash, beginning of year		1,070,394
Cash, end of year	$	995,722
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION		
Cash paid during the year for income taxes	$	28,147

See accompanying notes.

Note 1 - Organization and Nature of Business

Richards, Merrill & Peterson, Inc. (the Company) is a registered broker/dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 - Significant Accounting Policies

Basis of accounting:
Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal, corporate, and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2010, and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Cash and cash equivalents:
For the purposes of reporting cash flows, cash and cash equivalents include deposits with financial institutions in amounts that periodically exceed the federal insurance limit. See Note 8 for additional details.

Depreciation:
Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by straight-line and accelerated methods over estimated useful lives of five to seven years. Depreciation expense for the year ended December 31, 2010, was $12,918.

Paid time off:
Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions:
Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

Investment advisory fees:
Investment advisory fees are billed on a quarterly basis at the beginning of each quarter.

Note 2 - Significant Accounting Policies (Continued)

Income taxes:
Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. As of December 31, 2010, the Company had no deferred tax assets recorded.

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions on January 1, 2009, which had no financial statement impact to the Company. The Company recognizes the tax benefit from uncertain tax position only if it more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 10 for additional details.

Subsequent events:
The Company has evaluated subsequent events through February 25, 2011, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 3 - Net Capital Requirement

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000. The SEC also requires the ratio of aggregate indebtedness to net capital shall not exceed 1,500% (15 to 1). At December 31, 2010, the Company had net capital of $1,086,622, which was $836,622 in excess of its total Rule 15c3-1 required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.023 to 1.

The Company is also subject to the Depository Trust Company and the National Securities Clearing Corporation $500,000 capital requirement. At December 31, 2010, the Company exceeded this requirement by $586,622.

Note 4 - Cash Segregated Under Federal Regulations

Under Rule 15c3-3 of the Securities and Exchange Commission, cash of $88,718 has been segregated in a special reserve bank account for the benefit of customers.

Note 5 - Securities Owned

The Company did not own any securities at December 31, 2010.

Note 6 - Line of Credit

The Company has available a $ 1,000,000 unsecured line of credit from a bank. Borrowings bear interest at the bank's prime rate, which averaged 3.25% for 2010; however, the minimum rate on the line is 4.5%. The agreement expires March 31, 2011. No borrowings were outstanding at December 31, 2010.

Note 7 - Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2010, the Company contributed $46,426.

Note 8 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The amount on deposit with financial institutions fluctuates, and frequently exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk. As of December 31, 2010, the Company had approximately $745,722 in uninsured deposits held at corresponding financial institutions.

Note 9 - Lease Agreement

The Company is leasing office space on a three year lease. Monthly rental expense at year end was $6,248. Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2010, pertaining to premises and equipment, future minimum rent commitments under various operating leases are as follows:

Years Ended December 31,	
2011	$ 77,326
2012	79,160
2013	13,258
TOTAL MINIMUM PAYMENTS REQUIRED	$ 169,744

Note 10 - Income Taxes

Federal income tax was computed at statutory rates after giving effect to nondeductible items and general business tax credits and contribution carryovers.

The components of income tax expense consist of the following at December 31, 2010:

Current tax expense	$	19,768
Deferred tax expense		871
INCOME TAX EXPENSE	$	20,639

The deferred tax liability at December 31, 2010, relates to differences between book and tax depreciation. The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred tax liability:		
Depreciation	$	4,488

The effective tax rate differs from the statutory federal rate at December 31, 2010, presented as follows:

Federal income tax at statutory rates	$	21,139
Effect of permanent differences		5,514
Effect of lower brackets		(11,750)
Other		5,736
INCOME TAX EXPENSE	$	20,639

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to tax examinations by U.S. tax authorities for years before 2007. The Company does not have any uncertain tax positions. As of December 31, 2010, there is no accrued interest or penalties recorded in the financial statements.

SUPPLEMENTAL INFORMATION

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

		December 31, 2010
NET CAPITAL		
Total stockholders' equity	$	1,146,177
Deduct nonallowable assets		59,555
NET CAPITAL	$	1,086,622
AGGREGATE INDEBTEDNESS		
Total liabilities	$	84,928
Deduct deferred federal income tax		4,488
Deduct adjustments based upon deposit in Special Reserve Bank Account		56,028
TOTAL AGGREGATE INDEBTEDNESS	$	24,412
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net capital	$	1,086,622
Minimum net capital required		250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	836,622
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.25%

The computation of net capital pursuant to SEC Rule 15c3-1 as of December 31, 2010, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

CREDIT BALANCES		
Free credit balances and other credit balances in customers' security accounts	$	46,426
Dividend and interest payable		6,934
TOTAL CREDITS	$	53,360
DEBIT BALANCES		
none	$	-
TOTAL 15c3-3 DEBITS	$	-
RESERVE COMPUTATION		
Excess of total credits over total debits	$	53,360
105% of credit balances in excess of debit balances	$	56,028
Required deposit	$	-
NET AMOUNT IN RESERVE BANK ACCOUNT	$	88,718

The computation of reserve requirements pursuant to SEC Rule 15c3-3 as of December 31, 2010, computed by the Company in its Form X-17A-5, Part IIA, does not differ materially from the above computation, which is based on the audited financial statements.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by the respondent within the time frames specified under Rule 15c3-3.

Amount	None
Number of items	None

2. Customers' fully paid securities and excess margin securities for which instruction to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags, which result from normal business operations as permitted under Rule 15c3-3.

Amount	None
Number of items	None

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 18a-5

Stockholders and Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

In planning and performing our audit of Richards, Merrill & Peterson, Inc. (the Company) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company's financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 25, 2011

RICHARDS, MERRILL & PETERSON, INC.

**Report of Independent Registered
Public Accounting Firm on
Applying Agreed-Upon Procedures
Related to the SIPC Assessment
Required by SEC Rule 17a-5
Period from January 1, 2010, to December 31, 2010**

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Richards, Merrill & Peterson, Inc.
Spokane, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010, to December 31, 2010, which were agreed to by Richards, Merrill & Peterson, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared listed assessment payments in form SIPC-7 with respective cash disbursement records, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the period from January 1, 2010, to December 31, 2010, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, as there was no such overpayment amount stated on Form SIPC-7, and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 25, 2011

SCHEDULE OF PRIOR OVERPAYMENTS APPLIED TO THE SECRUITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM JANUARY 1, 2010, TO DECEMBER 31, 2010

Date Paid	Payment
July 19, 2010	$ 1,605

RICHARDS, MERRILL & PETERSON, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

DECEMBER 31, 2010